November 1, 2014

State Street Bank and Trust Company

Attention: Brian Currier

200 Newport Avenue

North Quincy, MA 02171

Re:  Harbor Funds (the “Trust”)

In accordance with Paragraph 14 of the Custodian Contract dated November 19, 1986 between Harbor Funds and State Street Bank and Trust Company, (“the “Contract”), the Trust hereby requests that you act as Custodian for the Harbor Target Retirement 2055 Fund and render such services as Custodian as are provided for under the terms of the Contract.

Please acknowledge your agreement to the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

HARBOR TARGET RETIREMENT 2055 FUND

By: /s/ Erik D. Ojala
Erik D. Ojala, Vice President & Secretary

Agreed to effective the 1st day of November, 2014

STATE STREET BANK AND TRUST COMPANY

By:

Name:

Title:

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.